EXHIBIT 12.1
DUKE REALTY CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(in thousands, except ratios)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012		Year Ended December 31, 2011		Year Ended December 31, 2010
Net income (loss) from continuing operations, less preferred dividends	$201,026	$29,784	$(132,057)		$(63,570)		$(25,195)
Preferred dividends	24,943	31,616	46,438		60,353		69,468
Interest expense	219,613	228,324	229,417		206,244		172,143
Earnings before fixed charges	$445,582	$289,724	$143,798		$203,027		$216,416
Interest expense	$219,613	$228,324	$229,417		$206,244		$172,143
Interest costs capitalized	17,620	16,756	9,357		4,335		11,498
Total fixed charges	237,233	245,080	238,774		210,579		183,641
Preferred dividends	24,943	31,616	46,438		60,353		69,468
Total fixed charges and preferred dividends	$262,176	$276,696	$285,212		$270,932		$253,109
Ratio of earnings to fixed charges	1.88	1.18	N/A	(1)	N/A	(3)	1.18
Ratio of earnings to fixed charges and preferred dividends	1.70	1.05	N/A	(2)	N/A	(4)	N/A	(5)

(1)
N/A - The ratio is less than 1.0; deficit of $95.0 million exists for the year ended December 31, 2012. The calculation of earnings includes $348.3 million of non-cash depreciation and amortization expense.

(2)
N/A - The ratio is less than 1.0; deficit of $141.4 million exists for the year ended December 31, 2012. The calculation of earnings includes $348.3 million of non-cash depreciation and amortization expense.

(3)
N/A - The ratio is less than 1.0; deficit of $7.6 million exists for the year ended December 31, 2011. The calculation of earnings includes $304.3 million of non-cash depreciation and amortization expense.

(4)
N/A - The ratio is less than 1.0; deficit of $67.9 million exists for the year ended December 31, 2011. The calculation of earnings includes $304.3 million of non-cash depreciation and amortization expense.

(5)
N/A - The ratio is less than 1.0; deficit of $36.7 million exists for the year ended December 31, 2010. The calculation of earnings includes $252.3 million of non-cash depreciation and amortization expense.